Mail Stop 4561

February 22, 2007

By U.S. Mail and Facsimile to (561) 422-4160

Mr. Alan B. Levin
Interim Chief Financial Officer
vFinance, Inc.
3010 North Military Trail, Suite 300
Boca Raton, FL 33431

> **Re:**   **vFinance, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **File No. 001-11454**

Dear Mr. Levin:

We have reviewed your response dated February 5, 2007, and have the following comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please tell us how you determined that financial statements were not required to be furnished in accordance with Rule 3-05 of Regulation S-X related to your acquisition of certain assets of Sterling Financial Investment Group, Inc. and Sterling Financial Group of Companies, Inc.

2. We note that you have proposed to restate your financial statements to correct for

Mr. Alan B. Levin
vFinance, Inc.
February 22, 2007
Page 2

       various errors. Please ensure that your corrections are made as of the earliest periods reported in your filing and that your corrections are appropriately reflected in the selected financial data presented in accordance with Item 301 of Regulation S-K. Please provide the disclosures required by paragraph 26 of SFAS 154 and mark applicable financial statements as restated. Also consider the need to file an Item 4.02 8-K.

<u>Intangible Asset, page F-10</u>

3. Please refer to your response to comment 2 in your letter dated February 2, 2007. You propose to restate your financial statements to correct the useful life of customer relationships acquired in the EquityStation acquisition. Please ensure that you provide the disclosures required by paragraph 44 and 45 of SFAS 142, as appropriate.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us draft copies of your proposed revisions prior to filing your amendment. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3851 if you have questions regarding our comments.

       Sincerely,

       Paul Cline
       Senior Accountant